                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from _______________ to __________________

       Commission file number 0-21602

            A. Full title of the plan and the address of the plan, if
               different from that of the issuer named below:

               Second Amended and Restated LCI International, Inc. Employee Stock Purchase Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LCI International, Inc.
                              8180 Greensboro Drive
                                    Suite 800
                             McLean, Virginia 22102
                                 1-800-296-0220



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                              REQUIRED INFORMATION

The following financial statements for the Second Amended and Restated LCI International, Inc. Employee Stock Purchase Plan are being filed herewith:


Description                                                                                 Page No.
-----------                                                                               ------------
Report of Independent Public Accountants                                                        5

Statements of Financial Condition as of December 31, 1997 and 1996                              6

Statements of Income and Other Changes in Plan Equity for the
   years ended December 31, 1997, 1996 and 1995                                                 7

Notes to Financial Statements                                                                   8

Financial Statement Schedules: Schedules I, II and III are not applicable

The following exhibit is being filed herewith:



Exhibit No.                               Description
-----------        -------------------------------------------------------------

     1             Consent of Independent Public Accountants



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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN
                                  (Name of Plan)

Date:  March 30, 1998             By:   /s/Joseph A. Lawrence
                                      -----------------------
                                      Joseph A. Lawrence
                                      Executive Vice President and Chief
                                        Financial Officer



                               Page 3 of 12 Pages
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               SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                           ANNUAL REPORT ON FORM 11-K

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                          INDEX TO FINANCIAL STATEMENTS

Description                                                                     Page No.
-----------                                                                   -----------
Report of Independent Public Accountants                                           5

Statements of Financial Condition as of December 31, 1997 and 1996                 6

Statements of Income and Other Changes in Plan Equity for the years ended
   December 31, 1997, 1996 and 1995                                                7

Notes to Financial Statements                                                      8

Financial Statement Schedules: Schedules I, II and III are not applicable



                               Page 4 of 12 Pages

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
   Second Amended and Restated LCI International, Inc.
   Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN (the
Plan) as of December 31, 1997 and 1996, and the related statements of income and other changes in plan equity for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1997 and 1996, and the income and other changes in plan equity for the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                       ARTHUR ANDERSEN LLP

Washington D.C.,
March 17, 1998




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               SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                        STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                       1997                 1996
                                                                   -------------        ------------
ASSETS:

    Common stock of LCI International, Inc., at market value
     (422,726 and 370,144 shares, respectively)                    $12,998,825           $8,004,364
    Receivables                                                        284,469              210,181
                                                                   -------------        ------------
                   Total assets                                    $13,283,294           $8,214,545
                                                                   =============        ============
TOTAL PLAN EQUITY                                                  $13,283,294           $8,214,545
                                                                   =============        ============

The accompanying notes to financial statements are an integral part of these statements.



                               Page 6 of 12 Pages
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               SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


              STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                    1997              1996            1995
                                                               --------------    --------------   -------------
ADDITIONS ATTRIBUTED TO:
   Net unrealized appreciation (depreciation) in the
     market value of Common Stock of LCI International, Inc.    $ 3,568,800        $ (182,837)      $1,507,587
   Contributions from participants                                4,978,036         4,283,663        2,343,034
                                                               -------------      ------------     ------------
                   Total additions                                8,546,836         4,100,826        3,850,621

   WITHDRAWALS AND TERMINATIONS                                  (3,478,087)       (2,049,432)        (997,706)
                                                               -------------      ------------     ------------
   Net increase in plan equity                                    5,068,749         2,051,394        2,852,915

PLAN EQUITY, beginning of year                                    8,214,545         6,163,151        3,310,236
                                                               -------------      ------------     ------------
PLAN EQUITY, end of year                                        $13,283,294        $8,214,545       $6,163,151
                                                               =============      ============     ============





The accompanying notes to financial statements are an integral part of these statements.



                               Page 7 of 12 Pages
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               SECOND AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1)       DESCRIPTION OF THE PLAN

          The following description of the Second Amended and Restated LCI International, Inc. Employee Stock Purchase Plan (the Second Amended Plan or the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

          General

          The Second Amended Plan formerly known as the Amended and Restated LCI International, Inc. Employee Stock Purchase Plan (the Amended Plan), is an employee stock purchase plan which allows for participation by all eligible employees of LCI International, Inc. and its subsidiaries (the Company) within the meaning of Section 423 of the Internal Revenue Code of 1986 (Code). The Second Amended Plan was effective November 17, 1997. The Amended Plan was established effective August 13, 1995. The Plan was originally established May 12, 1993.

          The purpose of the Plan is to provide eligible employees who wish to become stockholders of the Company or who wish to increase their stock holdings of the Company, with an opportunity to purchase shares of the Company's Common Stock, $.01 par value per share (Common Stock). Funds used to purchase shares under the Plan are withheld from employee compensation (as defined by the Plan) through payroll deductions. The Common Stock is held by Fifth Third Bank (the Custodian). The Custodian holds all of the Plan assets and executes all of the Plan's transactions.

          The Plan is administered by the Stock Purchase Plan Committee (the Committee), which was established by the Board of Directors of the Company. All administrative expenses are paid by the Company. Under the Second Amended Plan, 1,800,000 shares of Common Stock are reserved for issuance pursuant to the terms of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Amendments

          In August 1997, the Board of Directors of the Company approved the Second Amended Plan, which is a continuation of the Amended Plan. On November 17, 1997 the Second Amended Plan became effective and will have a term of no more than 27 months. Under the Second Amended Plan, a change to a participant's payroll deduction may be made one time per calendar year during the offering term and will not affect that participant's Base Option Price. In addition, the plan



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          allows for increases or decreases in a participant's payroll deduction to reflect changes in eligible compensation, if the participant chooses a specific percentage as their payroll deduction. All other terms of the Amended Plan were retained.

          Eligibility

          Any full-time employee of the Company who has been continuously employed for a period of ninety days or more may participate in the Plan. Also, any part-time employee whose customary employment terms are for more than twenty-hours per week and for five months or more in any calendar year may participate in the Plan. An employee may enroll in the plan on the first trading day of any month after the eligibility requirements have been satisfied. No employee having a 5% or greater ownership interest in the Company may participate in the Plan.

          As of December 31, 1997 and 1996, there were 1,657 and 1,255 employees, respectively, participating in the Plan. On December 22, 1997, the Company acquired USLD Communications Corp. (USLD), in a stock-for-stock merger that was accounted for as a pooling of interests. All employees of USLD are eligible to participate in the Plan on January 1, 1998.

          Contributions

          Participants can authorize a biweekly payroll deduction of up to 15% of eligible compensation per pay period. Participant deductions are subject to a maximum deduction per employee of $25,000 per year to be applied to the purchase of shares. The maximum number of shares an employee may purchase during an offering period is 20,000 shares. All amounts obtained from payroll deductions under the Plan are used to purchase shares of the Company's Common Stock. The purchase price for a share of Common Stock purchased under the Plan is the lower of: (a) the participant's Base Option Price, or (b) 85% of the Fair Market Value (FMV) of the Common Stock at the purchase date. The purchase date for shares of the Company's Common Stock is the last trading date of each month. On November 17, 1997, the Base Option Price for all participants in the Plan on that date was reset under the Second Amended Plan to $21.78, representing 85% of the FMV of a share of Common Stock on November 17, 1997, the first day of trading under the Second Amended Plan. The Base Option Price for participants entering the Plan after November 17, 1997 is the greater of 85% of the FMV of a share of Common Stock on the date the participant was originally eligible to enroll in the Plan, or 85% of the FMV of a share of Common Stock on the participant's Plan entry date.

          The Base Option Price for all participants may be adjusted at the discretion of the Committee at the midpoint of the interval between the effective date of the offering and the end of the offering (the Revaluation Date), provided the offering has a period of at least fifteen months. The adjusted Base Option Price for all participants would be 85% of the average of the FMV of a share of Common Stock during a period of twenty trading days ending one month before the Revaluation Date. If the adjusted Base Option Price results in a lower price than a participant's initial Base Option Price, then that participant's Base Option Price remains unchanged.



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          Distribution

          The shares of the Company's Common Stock allocated to participants' accounts are held in trust by the Custodian until such shares become fully distributable to the participants or the participant's beneficiary in the event of:

            -     Retirement,
            -     Total disability prior to retirement,
            -     Death while an employee,
            -     Termination of employment,
            -     Reaching or exceeding Plan maximums,
            -     Discontinuance of the Plan, or
            -     Upon a request by the participant for Stock Certificates.

          Distribution of shares are recognized on the settlement date.

          Administrative Fees

          The Company pays administrative fees of $2.50 per participant per quarter. Such expenses were paid by the Company for all three years presented.

(2)       SUMMARY OF ACCOUNTING POLICIES

          Basis of Accounting

          The financial statements are prepared using the accrual basis of accounting. Unrealized appreciation/depreciation of assets is determined as the difference between the excess of market value over cost at year-end and the excess of market value over cost at the beginning of the Plan year.

          Investments

          Investments as of December 31, 1997 and 1996 are valued at fair market value, as measured by the New York Stock Exchange (NYSE). As of December 31, 1997 and 1996, there were 422,726 and 370,144 shares in the Plan, respectively, at a market value of $30.75 and $21.63 per share, respectively.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.



                              Page 10 of 12 Pages

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(3)       INCOME TAX STATUS

          The Plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986 (IRC) and is not subject to income taxes. Employees are responsible for the income tax consequences arising from ownership of Common Stock purchased through the Plan.

          Gains or losses on sales of Common Stock purchased by a participant pursuant to the Plan must be reported to the Internal Revenue Service by the participant in the year of sale. Gains and losses may be characterized as ordinary or capital as defined by the IRC.

(4)       PLAN TERMINATION

          The Plan and all rights of participants will terminate (i) on the date as of which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan or (ii) if earlier, the date as of which the Committee or the Board of Directors of the Company terminates the Plan. The Board of Directors, with the consent of shareholders, may elect to extend another offer or, authorize additional shares for this purpose. Upon termination of the Plan, the entire account of each participant will be distributed as soon as practicable.

(5)       NET UNREALIZED APPRECIATION

                                                                                  December 31               Net Change
                                                                        -------------------------------         in
                                                                            1997               1996            1997
                                                                        -------------      ------------     ----------
          Investment in common stock of LCI International, Inc., at
             market value                                                $12,998,825        $8,004,364      $4,994,461

          Investment in common stock of LCI International, Inc., at
             cost                                                          6,132,170         4,706,509       1,425,661
                                                                        -------------      ------------    ------------

          Net unrealized appreciation in market value                    $ 6,866,655        $3,297,855      $3,568,800
                                                                        =============      ============    ============



                              Page 11 of 12 Pages
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(6)      WITHDRAWAL REQUESTS

         The cost of shares to be distributed to participants due to withdrawal requests or terminations at December 31, 1997 and 1996 were $366,588 and $83,978, respectively. In accordance with generally accepted accounting principles, these amounts are not reflected as liabilities in the accompanying statements of financial condition.

(7)      SUBSEQUENT EVENT

         On March 8, 1998, the Company entered into a merger agreement with Qwest Communications International, Inc. (Qwest) and a subsidiary of Qwest pursuant to which the Company will become a wholly owned subsidiary of Qwest. Under the merger agreement, the Company is required to take such action as is necessary to cause the ending date of the then current offering period under the Employee Stock Purchase Plan to be prior to the consummation of the merger; provided that such change in the offering period shall be conditioned upon the consummation of the merger. The merger is subject to the majority vote of the outstanding shares of Qwest and the Company and to other customary conditions such as the receipt of regulatory approvals. The majority shareholder of Qwest has entered into an agreement to vote in favor of the merger. There can be no assurances that the conditions to closing of the merger will be met.



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